

SEC 07001657 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53084

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mallory Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Old Kings Highway, Suite 14
(No. and Street)

Darien (City) CT (State) 06820-4526 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Conrad Weymann, III 203-6551571
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornwell, Douglas Stephen
(Name – *if individual, state last, first, middle name*)

111 East Avenue, Suite 321 (Address), Norwalk (City), CT (State) 06851-5014 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. Conrad Weymann, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mallory Capital Group, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital~~ Member's Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



∘DOUGLAS S. CORNWELL, P.C.∘
CERTIFIED PUBLIC ACCOUNTANT

Managing Member
Mallory Capital Group, LLC

I have audited the accompanying statement of financial condition of Mallory Capital Group, LLC (the Company) as of December 31, 2006, and the related statements of income (loss), changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mallory Capital Group, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Douglas S. Cornwell, P.C.
Certified Public Accountant
Norwalk, Connecticut
February 21, 2007

111 EAST AVENUE • SUITE 321 • NORWALK, CT 06851-5014 • TEL 203-853-3010 • TOLL FREE 1-800-626-1040 • FAX 203-853-3012
VOICE MAIL 203-425-6594 • EMAIL DOUGLASCORNWELL@SBCGLOBAL.NET

MALLORY CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL
CONDITION
DECEMBER 31, 2006

		2006
ASSETS		
Current Assets		
CASH	$	238,620
ACCOUNTS RECEIVABLE		1,930,768
PREPAID EXPENSES		8,558
SECURITY DEPOSITS		12,500
EMPLOYEE ADVANCES		1,130
Total Current Assets		2,191,576
Property, Plant and Equipment		
FIXED ASSETS		44,854
ACCUMULATED DEPRECIATION-FIXED ASSETS	(	18,399)
Total Property, Plant and Equipment		26,455
ACCOUNTS RECEIVABLE-LONG-TERM		232,400
TOTAL ASSETS	$	2,450,431
LIABILITIES AND EQUITY		
Current Liabilities		
ACCOUNTS PAYABLE	$	615,424
PAYROLL TAXES PAYABLE		1,834
ACCRUED EXPENSES		11,778
Total Current Liabilities		629,036
Member's Equity		
MEMBER'S CAPITAL		1,821,395
Total Member's Equity		1,821,395
TOTAL LIABILITIES AND EQUITY	$	2,450,431

See accompanying notes.

MALLORY CAPITAL GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

		2006
Revenue		
FEE INCOME	$	5,550,420
INTEREST INCOME		4,163
CLIENT REIMBURSEMENTS & OTHER INCOME		210,240
Total Revenues		5,764,823
General & Administrative		
ADVERTISING		1,809
EMPLOYEE COMPENSATION & BENEFITS		318,021
EMPLOYMENT TAXES		26,940
PENSION EXPENSE		85,916
OFFICE EXPENSE AND SUPPLIES		16,523
RENTAL EXPENSE		54,719
COMMUNICATIONS & DATA PROCESSING		22,537
MEALS AND ENTERTAINMENT		6,768
TRAVEL		98,337
CONSULTING SERVICES		3,542,720
LEGAL AND PROFESSIONAL FEES		60,393
SUBSCRIPTIONS AND BOOKS		3,828
DUES AND FEES		9,339
CLIENT REIMBURSED FEES		10,113
INSURANCE EXPENSE		1,181
DEPRECIATION & AMORTIZATION		7,548
MISCELLANEOUS EXPENSES		8,123
Total General & Administrative Expenses		4,274,815
Net Income	$	1,490,008

See accompanying notes.

MALLORY CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

		2006
Cash flows from operating activities:		
Net income	$	1,568,008
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		7,548
Decrease in accounts receivable		1,395,048
(Increase) in prepaid expenses	(	3,249)
(Increase) in advances-employees	(	1,130)
(Increase) in security deposits	(	12,500)
Increase in accounts payable		602,581
Increase in payroll taxes payable		1,834
Increase in accrued expenses		5,278
Total adjustments		1,995,410
Net cash provided (used) by operating activities		3,563,418
Cash flows from investing activities:		
Cash payments for purchase of fixed assets	(	25,696)
Net cash (used) by investing activities	(	25,696)
Net cash used from investing activities		
Cash flows from financing activities:		
Member withdrawals	(	3,368,961)
Net cash provided (used) by financing activities	(	3,368,961)
Net increase in cash and equivalents		168,761
Cash and equivalents, beginning		69,859
Cash and equivalents, ending	$	238,620
Interest paid	$	0
Income taxes paid	$	0

See accompanying notes.

MALLORY CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN
MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

		2006
Balance at December 31, 2005	$	3,622,348
Withdrawals of capital by managing member	(	3,290,961)
Net income for the current year		1,490,008
Balance at December 31, 2006	$	1,821,395

See accompanying notes.

SCHEDULE I
MALLORY CAPITAL GROUP, LLC
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

		2006
Net Capital		
Total member's equity	$	1,812,395
		1,812,395
Deductions and/or charges		
Accounts receivable	(	1,575,224)
Furniture and equipment, net	(	26,455)
Prepaid expenses	(	8,558)
Security deposits	(	12,500)
Employee advances	(	1,130)
	(	1,623,867)
Net Capital		188,528
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	27,481
Payroll taxes payable		1,833
Accrued expenses		11,778
Total aggregate indebtedness	$	41,092
Minimum net capital required based on aggregate indebtedness	$	2,741
Minimum dollar requirement		5,000
Net capital requirement(greater of two lines above)	$	5,000
Excess net capital at 1,500%	$	183,528
Excess net capital at 1,000%	$	184,419
Percentage of aggregate indebtedness to net capital		22

There is no material difference between the company's computation and the reconcilement included in the December 31, 2006 Focus Report.

See accompanying notes.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Connecticut Single-Member Limited Liability Company wholly owned by A. Conrad Weymann, III. As a limited liability company, the managing member's liability is limited to amounts reflected in his member account.

2. Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions with a focus primarily on private placements with institutional and private investors.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash is deposited with one financial institution. The FDIC insures cash accounts at banks up to $100,000. At December 31, 2006, the amount on deposit was $238,620.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

3. Commitments and Contingent Liabilities

The Company conducts its operations from facilities that are leased under a five-year noncancelable operating lease expiring on June 30, 2011.

Year Ending June 30,	Amount
2007	$ 75,000
2008	80,000
2009	80,000
2010	80,000
2011	80,000
	$395,000

4. Concentration of Revenue

During 2006, two customers accounted for 71% of fees earned, with one providing 43% of the total.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $188,528.

6. Employee Benefits Plans

Until it was terminated on February 15, 2006, the Company had a qualified, noncontributory defined-benefit retirement plan covering substantially all of its employees. The benefits were based on each employee's years of service up to a maximum of twenty-five years. An employee became fully vested upon completion of five years of qualifying service. It was the policy of the Company to fund the maximum amount that can be deducted for federal income tax purposes. Mallory Capital contributed $78,000 to the plan in 2006. $326,605 was paid out in benefits for the plan year upon plan termination.

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Company may match employees' contributions based on a percentage of salary contributed by participants. The Company's expense for 2006 was $3,778.

7. Income Taxes

The Company will file its income tax return as part of the managing member's individual income tax return for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the managing member. Accordingly, no provision is made for income taxes in the financial statements.

DOUGLAS S. CORNWELL, P.C.

CERTIFIED PUBLIC ACCOUNTANT

Managing Member
Mallory Capital Group, LLC

In planning and performing my audit of the financial statements and supplemental schedule of Mallory Capital Group, LLC (the Company), for the year ended December 31, 2006, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and verifications

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of

111 EAST AVENUE • SUITE 321 • NORWALK, CT 06851-5014 • TEL 203 853 3010 • TOLL FREE 1-800-626-1040 • FAX 203-853-3012
VOICE MAIL 203-425-6594 • EMAIL DOUGLASCORNWELL@SBCGLOBAL.NET

changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Douglas S. Cornwell, P.C.
Norwalk, Connecticut
February 21, 2007

END